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                                                                    EXHIBIT 99.2



Dear Fellow Shareholder:

We have enclosed the Prospectus highlighting LNBB DIRECT, our new stock purchase and dividend reinvestment plan. LNBB Direct is a convenient way for LNB Bancorp shareholders to increase their ownership of LNB Bancorp common shares, without paying brokerage commissions. Among other advantages, LNBB Direct offers you the opportunity to increase your share ownership on a regular basis, with the ability to automatically invest up to an additional $50 to $2,500 per month.

If you currently participate in the existing Dividend Reinvestment Plan, you will be automatically enrolled in LNBB Direct ("the Plan"). If you currently participate in the existing Dividend Reinvestment Plan and do not want to make any changes, you do not need to return the enclosed enrollment form. We will follow your existing instructions for reinvestment of dividends. If you want to continue to participate but make changes or take advantage of additional options, indicate your choices on the enrollment form and return it. If you do not wish to participate in the Plan, and desire to close your account under the LNB Bancorp Dividend Reinvestment Plan, please contact Registrar and Transfer Company for instructions before June 15, 2001, at 1-800-368-5948.

If you are an LNB Bancorp shareholder but do not currently participate in the existing Dividend Reinvestment Plan, you may enroll in LNBB Direct by completing the enclosed enrollment form and returning it in the envelope provided. If you do not want to enroll in the Plan, you will continue to receive checks for your dividends as they are declared and paid.

The enclosed Prospectus provides complete details of the Plan in an easy-to-read format. We recommend that you read the Prospectus carefully and that you retain it for future reference. It should answer most questions you have; however, if you have additional questions, please address them to:

                         Registrar and Transfer Company
                         Direct Purchase/DRP Department
                                10 Commerce Drive
                             Cranford, NJ 07016-3572
                            Telephone: 1-800-368-5948

On behalf of all of us at LNB Bancorp, Inc., we thank you for your confidence in our organization, and as always, appreciate your support.

Sincerely,